Exhibit 99.1

Neptune to Participate in Two Upcoming Investor Conferences in November

LAVAL, QC, Nov. 11, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that Michael Cammarata, Chief Executive Officer, and Randy Weaver, Interim Chief Financial Officer, are scheduled to participate in two upcoming investor conferences in November.

Jefferies Virtual West Coast Consumer Conference
Date: Wednesday, November 17, 2021
Time: 12:20-1:00 p.m. ET
Link: https://wsw.com/webcast/jeff210/nept/1852866
Mr. Cammarata will participate in a fireside chat at the Jefferies Virtual West Coast Consumer Conference.

Cowen's 4th Annual Cannabis Conference
Date: November 29 - December 1, 2021
Management will be available for virtual one-on-one meetings with institutional and corporate clients of the firm. To find out more, please visit the conference website at https://www.cowen.com/conferences-and-events/4th-annual-cannabis-conference/.

To schedule a meeting with Neptune's management team, please contact KCSA Strategic Communications by emailing Neptune@KCSA.com.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/11/c9299.html

%CIK: 0001401395

For further information: Valter Pinto, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 11-NOV-21